UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2021

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                 to

Commission File No. 000-31127

A.Full title of the plan and the address of the plan, if different from that of the issuer named below: SPARTANNASH COMPANY SAVINGS PLUS PLAN

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: SPARTANNASH COMPANY, 850 76th STREET, S.W., GRAND RAPIDS, MICHIGAN 49518-8700

REQUIRED INFORMATION

The following financial statements and schedule are filed as part of this report:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits

  as of December 31, 2021 and 2020

Statements of Changes in Net Assets Available for Benefits for the years ended

  December 31, 2021 and 2020

Notes to Financial Statements

Supplemental Schedule as of December 31, 2021

EXHIBITS

The following exhibits are filed as part of this report:

23	Consent of Independent Registered Public Accounting Firm

99.1	Performance Table

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

SPARTANNASH COMPANY
SAVINGS PLUS PLAN

Dated:	June 9, 2022	By:	SPARTANNASH COMPANY
Plan Administrator

		By:	/s/ Jason Monaco
Jason Monaco
Chief Financial Officer
(Principal Financial and Accounting Officer)

SpartanNash Company

Savings Plus Plan

Financial Statements

and

Supplemental Information

For the Years Ended

December 31, 2021 and 2020

SpartanNash Company Savings Plus Plan

TABLE OF CONTENTS

PAGE

Report of Independent Registered Public Accounting Firm	1-2

Financial Statements for the Years Ended December 31, 2021 and 2020

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-13

Supplemental Information as of December 31, 2021	14

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

SpartanNash Company Savings Plus Plan

850 76th Street

Grand Rapids, Michigan 49518

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the SpartanNash Company Savings Plus Plan (the “Plan”) as of December 31, 2021 and 2020, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the financial statements).

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to SpartanNash Company Savings Plus Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The accompanying December 31, 2021 supplemental schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the 2021 SpartanNash Company Savings Plus Plan financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/Rehmann Robson LLC
REHMANN ROBSON LLC

We have served as SpartanNash Company Savings Plus Plan’s independent auditor since 2005.

Grand Rapids, Michigan

June 9, 2022

SpartanNash Company Savings Plus Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2021	2020
ASSETS
Investments at fair value
Plan interest in SpartanNash Company Savings Plus Master Trust	$705,505,140	$660,534,104

Receivables
Notes receivable from participants (held in SpartanNash Company
Savings Plus Master Trust)	7,499,398	7,903,576

Total assets (equal to net assets available for benefits)	$713,004,538	$668,437,680

The accompanying notes are an integral part of these financial statements.

SpartanNash Company Savings Plus Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2021	2020
Additions to net assets attributed to

Contributions
Participants	$27,421,281	$25,208,355
Employer	12,931,094	12,252,747
Rollover	3,264,713	5,471,857

Total contributions	43,617,088	42,932,959

Investment income
Net appreciation in aggregate fair value of investment in SpartanNash Company Savings Plus Master Trust	80,180,705	97,355,900
Dividends and interest	8,935,965	7,333,991

Total investment income	89,116,670	104,689,891

Interest income – notes receivable from participants	480,201	552,669

Total additions	133,213,959	148,175,519

Deductions from net assets attributed to
Benefits paid to participants	87,711,807	71,443,715
Administrative expenses	937,130	942,001

Total deductions	88,648,937	72,385,716

Net increase before Plan transfers	44,565,022	75,789,803

Net transfers from union plan	1,836	13,529

Net increase	44,566,858	75,803,332

Net assets available for benefits
Beginning of year	668,437,680	592,634,348

End of year	$713,004,538	$668,437,680

The accompanying notes are an integral part of these financial statements.

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

1.	DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the SpartanNash Company Savings Plus Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Description of the Plan

General

The Plan is a defined contribution plan covering all non-union associates of SpartanNash Company (the “Plan Sponsor” or “Company”) as well as union associates of Military Distributors of Virginia (“MDV”), a division of SpartanNash, at the Landover, Maryland; Norfolk, Virginia; and Columbus, Georgia distribution facilities. Associates are eligible to participate in the Plan and make a deferral on the first date of entry after the participant completes six months of service and attains age 21. Effective January 1, 2022, the Plan was restated to incorporate prior amendments as well as allow for participation on the first day of the month after an associate is hired and attains age 21. The Company matches employee contributions made after the 90th day of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Risks and Economic Uncertainties

The Plan invests in common stock of the Plan Sponsor, a stable value common collective trust, common collective trusts, common stocks, and mutual funds with underlying assets consisting of any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

On March 27, 2020, the President signed the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) into law. The CARES Act included provisions for eligible defined contribution plans, including availability of qualified coronavirus-related distributions, delay of repayments for existing plan loans, and other relief provisions. These CARES Act provisions were optional and employers were permitted to choose whether, and to what extent, to provide the coronavirus-related distribution and/or loan provisions of the CARES Act. The Plan provided access to the new CARES Act distribution and loan deferral options to participants as soon as administratively feasible, in accordance with Internal Revenue Service (“IRS”) guidance and other applicable requirements.

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

Contributions

Participants may contribute up to 75% of annual compensation as tax-deferred contributions, up to the maximum allowed by the Internal Revenue Code (“IRC”). Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions. Participants can also contribute amounts representing distributions (“rollovers”) from other qualified defined benefit or defined contribution plans. For 2021 and 2020, the Company made a safe harbor matching contribution to each qualified participant’s account to be equal to 100% of the first 3% of eligible compensation deferred by the participant and 50% of the next 2% of eligible compensation deferred.

The Company may also elect to make a discretionary profit sharing contribution to the Plan for eligible participants. Associates are eligible to receive discretionary profit sharing contributions on the first date of entry (January 1 or July 1) after the participant completes one year of service, with 1,000 hours, and attains age 21. The profit sharing contribution is subject to the Company’s fiscal year end results and approval by management after Plan year end. No such profit sharing contributions were made for 2021 or 2020. Contributions are subject to certain IRS limitations.

Investment Options

Participants direct the investment of contributions into various investment options offered by the Plan through the SpartanNash Company Savings Plus Master Trust (the “Master Trust”) (Note 2). The Plan offers mutual funds, common/collective investment trusts, and a stable value common collective trust. In addition, the Plan allows each participant to create a self-directed brokerage account in which the participant can choose from a variety of investments allowed by ERISA. The Plan no longer offers the common stock of the Plan Sponsor as an investment option for future contribution elections, however, participants may continue to hold existing shares in their accounts.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company matching and discretionary profit sharing contributions, when made, Plan earnings or losses and charged with an allocation of quarterly administrative expenses. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. Participants who initiate certain specific transactions, including distributions and loans, may also be charged a fee for that transaction. The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account balance.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Effective January 1, 2019, Company safe harbor matching contributions are immediately 100% vested and nonforfeitable. If a participant has a termination of employment before normal retirement age for a reason other than total disability or death, the participant’s vested percentage in all other matching and discretionary profit sharing contribution accounts is based upon years of vested service with a participant being 100% vested after five years of credited service.

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000, up to a maximum of 50% of the participant’s vested account. Additionally, to be non-taxable, the loan cannot exceed $50,000; reduced by the participant’s highest outstanding loan balance during the 12-month period immediately preceding the loan issuance date. The terms for new loans from participants generally range from one to five years, or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at annual rates ranging from 4.25% to 7.50%, which are commensurate with local prevailing rates as determined by the Plan administrator at the time of the issuance of the loan. Loans from participants that are transferred into the Plan continue under their original terms through final payoff. Principal and interest are reimbursed ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant, or his or her beneficiary, receives a lump sum amount equal to the value of the participant’s account or installment payments as defined by the Plan agreement. All participant accounts less than $5,000 in value as of the last date of employment require a lump-sum distribution; all participants with vested accounts equal to or greater than $5,000 have the option for distribution or maintaining their accounts in the Plan. In-service withdrawal of vested balances may be elected by participants who have reached 59 ½ years of age. The Plan also permits withdrawals of active participants’ elective contributions and rollovers only in amounts necessary to satisfy financial hardship as defined by the Plan agreement.

Forfeitures

Forfeited nonvested accounts may be used to pay reasonable administrative expenses of the Plan or to reduce future Company matching contributions. During 2021 and 2020, forfeited nonvested accounts of $39,279 and $131,529, respectively, were used to pay administrative expenses. Forfeited nonvested accounts of $207 and $125,832 were used to offset Company contributions in 2021 and 2020, respectively. At December 31, 2021 and 2020, forfeited nonvested accounts totaled $248,770 and $156,491, respectively. These accounts will be used to pay future administrative expenses or reduce future employer contributions.

Administrative Expenses

The Plan’s administrative expenses are paid either by the Plan or the Company, as provided by the Plan document. Certain administrative expenses, including an allocation of salaries, accounting, and legal fees, are paid by the Company and qualify as party-in-interest transactions which are exempt from prohibited transaction rules. Expenses that are paid directly by the Company are excluded from these financial statements. Fees for trustee and custodial services are paid by the Plan. An administrative fee is charged to those participants electing to receive a distribution. There are also administrative service fees charged to the individual participant’s account at the time a note receivable is issued and quarterly thereafter.

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Retirement Committee determines the Plan’s valuation policies utilizing information provided by the investment advisor. See Note 3 for discussion of fair value measurements.

Purchases and sales are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in aggregate fair value includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds and common collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation in the aggregate fair value of such investments.

Notes Receivable from Participants

Loans from participants are measured at their principal balance plus any accrued interest. Delinquent loans from participants are reclassified as distributions based upon the terms of the Plan agreement. No allowance for credit losses has been recorded as of December 31, 2021 or 2020. Interest income from loans from participants is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred.

Benefits Paid to Participants

Benefit payments to participants are recorded when paid.

Reclassification

Certain amounts as reported in the 2020 financial statements have been reclassified to conform with the 2021 presentation.

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

2.	INVESTMENTS

The Plan’s investments consist of an interest in the Master Trust, a trust established by the Plan Sponsor and administered by Fidelity Investments Institutional Services Company, Inc. (“Fidelity”). The Master Trust permits commingling of the trust assets of the Plan and the SpartanNash Company Savings Plus Plan for Union Associates for investment and administrative purposes. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among both plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. Fidelity maintains supporting records for the purpose of allocating investments at fair value and the net gain or loss of the investment accounts to the participating plans. The following is a summary of information regarding the trust that was prepared from information supplied by the trustee and furnished to the Plan administrator for each plan in the Master Trust.

The investment income for the Master Trust (including investments bought, sold, as well as held during the year) is as follows for the years ended December 31:

	2021	2020

Total net appreciation in fair value of investments	$85,114,409	$104,682,603
Total dividends and interest	9,488,023	7,838,428
Total investment income	$94,602,432	$112,521,031

The assets of the Master Trust are summarized as follows at December 31:

	2021		2020
	Master Trust Balances	Plan’s Interest in Master Trust Balances	Master Trust Balances	Plan’s Interest in Master Trust Balances
Investments at fair value:
Mutual funds	$252,591,952	$235,618,707	$232,874,088	$217,075,314
Common/collective investment trusts	433,141,578	410,471,710	404,763,884	381,328,923
Stable value common collective trust	56,807,836	53,302,577	59,553,066	57,252,760
Self-directed brokerage accounts	4,274,840	4,116,596	3,326,237	3,163,671
Common stock	2,267,364	1,995,550	1,899,723	1,713,436

Total investments	749,083,570	705,505,140	702,416,998	660,534,104
Notes receivable
from participants	8,031,021	7,499,398	8,399,240	7,903,576

Total assets	$757,114,591	$713,004,538	$710,816,238	$668,437,680

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:
•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability; and
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021 and 2020:

Mutual funds:  Shares held in mutual funds are valued at active market prices that represent the fair value of shares held by the Plan at year end and are classified as Level 1. The fair value is based on the value of the underlying assets owned by the fund, minus its liabilities, then divided by the number of shares outstanding. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission (“SEC”). These funds are required to publish their daily value per share and to transact at that price. The mutual funds held by the Plan are therefore deemed to be actively traded.

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

Common/collective investment trusts:  Valued at the Net Asset Value (“NAV”) of units of a bank collective trust. The NAV, as provided by the custodian, is used as a practical expedient to estimate fair value and, as a result, is not assigned a level in the fair value hierarchy. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. The fund provides for daily redemptions by the Plan at reported NAV with no advance requirements or unfunded commitments.

Stable value common collective trust:  The fair value of investments held in the Vanguard Retirement Savings Trust II, a stable value common collective trust, as of December 31, 2021 and 2020 is based on the NAV as reported by the issuer of the collective trust fund as of or close to the financial statement date. The NAV is used as a practical expedient to estimate fair value and, as a result, is not assigned a level in the fair value hierarchy. The fund invests primarily in synthetic investment contracts backed by high-credit-quality fixed-income investments issued by insurance companies and banks structured to provide current and stable income and are designed to allow the fund to maintain a constant net asset value. The fund provides for daily redemptions by the Plan at reported net asset value, with no advance notice requirements or unfunded commitments.

Self-directed brokerage accounts: These accounts primarily consist of mutual funds and common stocks that are valued on the basis of readily determinable market prices and are classified as Level 1.

Common stock:  SpartanNash Company common stock is valued at the closing price reported in the active market in which the individual securities are traded and is classified as Level 1.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s investments at fair value as of December 31:

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

	2021
	Total	Level 1	Level 2	Level 3	NAV (1)
Mutual funds	$252,591,952	$252,591,952	$-	$-	$-
Common/collective
investment trusts	433,141,578	-	-	-	433,141,578
Stable value common
collective trust	56,807,836	-	-	-	56,807,836
Self-directed brokerage
accounts	4,274,840	4,274,840	-	-	-
Common stock	2,267,364	2,267,364	-	-	-

Total investments	$749,083,570	$259,134,156	$-	$-	$489,949,414
	2020
	Total	Level 1	Level 2	Level 3	NAV (1)
Mutual funds	$232,874,088	$232,874,088	$-	$-	$-
Common/collective
investment trusts	404,763,884	-	-	-	404,763,884
Stable value common
collective trust	59,553,066	-	-	-	59,553,066
Self-directed brokerage
accounts	3,326,237	3,326,237	-	-	-
Common stock	1,899,723	1,899,723	-	-	-

Total investments	$702,416,998	$238,100,048	$-	$-	$464,316,950

(1)	Assets are measured at the NAV (or its equivalent) on a non-active market and therefore have not been classified in the fair value hierarchy.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. Plan management evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. There were no transfers of assets between levels in 2021 or 2020.

4.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Substantially all professional fees for the administration and audit of the Plan are paid by the Company. Other professional fees related to the trustee and custodial services for the Plan’s assets were paid by the Plan to Fidelity. The fees paid by the Plan for these services, net of amounts funded by forfeitures, amounted to $897,851 and $810,472 for 2021 and 2020, respectively.

Certain investments held by the Plan are managed by Fidelity, the custodian and record-keeper of the Plan. Such investments fall within the investment guidelines of the Plan and are considered related party transactions. The participating plans in the Master Trust together held $159,186,517 and $138,810,647 in such investments as of December 31, 2021 and 2020, respectively.

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

The Plan’s investment in SpartanNash Company common stock represents a party-in-interest transaction. The participating plans in the Master Trust together held 88,019 and 109,117 shares of SpartanNash Company common stock as of December 31, 2021 and 2020, respectively, representing approximately 0.24% and 0.30%, respectively, of the Company’s outstanding shares as of each of those dates.

Cash dividends of $74,419 and $84,178 were paid to the Master Trust by the Company during 2021 and 2020, respectively, related to shares held by the Master Trust on the dividend record dates. This dividend income is included as dividends and interest income in the statements of changes in net assets available for benefits.

5.	INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated March 31, 2017, that the Plan and the related Master Trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan may be subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2018.

6.	PLAN TERMINATION

Although it has not expressed the intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account. Any unallocated assets of the Plan would be allocated to participant accounts and distributed in such a manner as the Company may determine.

7.	TRANSFERS OF ASSETS TO OR FROM THE PLAN

Assets totaling $1,836, net, and $13,529, net, were transferred to the Plan from the SpartanNash Company Savings Plus Plan for Union Associates in the normal course of Plan activities during 2021 and 2020, respectively. These transfers were in connection with a change in employment status of certain SpartanNash Company associates.

* * * * *

SUPPLEMENTAL INFORMATION

SpartanNash Company Savings Plus Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2021

PLAN #002

EMPLOYER IDENTIFICATION NO. 38-0593940

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

*	SpartanNash Company Savings Plus Master Trust	Plan share of Master Trust	$705,505,140

*	Notes receivable from participants	Maturity <1-15 years, with interest rates ranging between 4.25% and 7.50%; collateralized by participant account balances	7,499,398

	Total		$713,004,538

(a)An asterisk in this column identifies a person or party known to be a party-in-interest.